Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, May 2, 2023

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing in order to inform you that, as of the date hereof, the Board of Directors of Grupo Financiero Galicia S.A. (the “Company”), in accordance with the authorizations provided pursuant to the Ordinary Shareholders’ Meeting held on April 25, 2022, has decided to authorize the Company to make available to its shareholders, from May 9, 2023, a cash dividend in the amount of Ps.35,000,000,000.00. -
Please note that the requisite notice in respect of the dividend indicated above will be made by the Company on a timely basis in accordance with applicable regulations in place.
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com